Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

August 1, 2025
Daniel S. Greenspan, Senior Counsel
Jeffrey Long, Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	Nuveen Churchill BDC V
Amendment No. 1 to the Registration Statement on Form 10
File No. 000-56757
Dear Mr. Greenspan and Mr. Long:
On behalf of Nuveen Churchill BDC V (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2025 and July 31, 2025, regarding Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 000-56757) (the “Registration Statement”) filed on July 18, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement on Form 10 filed with the SEC on August 1, 2025 (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Amended Registration Statement.
Legal Comments
1.Please confirm that the affiliated funds that will sell investments to the Company are not registered investment companies, nor investment companies that have elected to be regulated as business development companies (“BDCs”) under the Investment Company Act of 1940, as amended (the “1940 Act”). If such affiliated funds are either registered investment companies or BDCs, please explain how such registered investment companies or BDCs are permitted to consummate the foregoing affiliated transaction under the 1940 Act.
Response: The Company respectfully advises the Staff on a supplemental basis that TIAA sold assets to the Company, and is not a registered investment company or a BDC, and is not otherwise subject to the 1940 Act.

Daniel S. Greenspan, Senior Counsel
Jeffrey Long, Staff Accountant
August 1, 2025

2.Please confirm that the Initial Portfolio that will be acquired by the Company will not be purchased at a discount to the fair market value of such investments, nor purchased based on an adjustment to the net asset value of such investments, if applicable.
Response: The Company respectfully advises the Staff on a supplemental basis that, in connection with its acquisition of the Initial Portfolio, the Company acquired such investments at a purchase price equal to the fair value of such investments, as discussed on pages 5 and 95 of the Amended Registration Statement. The Company did not acquire such investments at a price that was based on an adjustment to the net asset value of those investments.
3.The Staff previously requested that the Company briefly identify examples of the ESG factors and risks considered. Please revise the disclosure under the heading entitled “Environmental, Social and Governance Policies” to describe, in a non-exhaustive list, such ESG factors and risks that may be considered by Churchill.
Response: The Company has revised page 33 of the Amended Registration Statement to reflect the Staff’s comment.
Accounting Comment
1.In connection with the formation transaction, please include a schedule of investment reflecting the expected composition of the Initial Portfolio and the fair value of such investments as of the most recently available date.
Response: The Company has revised page 5 of the Amended Registration Statement to reflect the Staff’s comment.
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Please do not hesitate to call me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:	Ryan Sutcliffe, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, Esq., General Counsel, Churchill Asset Management LLC
Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP